April 4, 2022

Mr. Ken Ellington

Staff Accountant

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Re:Volumetric Fund, Inc., File Nos. 811-04643, 033-12703

Dear Mr. Ellington:

On March 31, 2022, you provided oral comments with respect the December 31, 2021 Form N-CSR filing by Volumetric Fund, Inc. (the “Fund” or the “Registrant”), as indicated below. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. Item 4(d) of the Registrants certifications, as required by Item 13(a)(2) of Form N-CSR, as filed on February 23, 2022, do not appear to use the exact language required by Item 13(a)(2) of Form N-CSR.  Item 13(a)(2) of Form N-CSR requires the certifications to be filed exactly as set forth bolded and in parenthesis below.  Item 4(d) requires disclosure of any changes in the Registrant’s internal control over financial reporting that occurred “during the period covered by this report.”

Please ensure that such certifications use the exact language required by Item 13(a)(2) of Form N-CSR going forward.

Response: The Registrant will include the exact language required by Item 13(a)(2) of Form N-CSR in future filings related to Item 4(d) of the Registrant’s certifications.

Comment 2: It appears the Registrant’s Form N-CSR, as filed on February 23, 2022, refers to the Registrant’s “last fiscal half-year” for the disclosure related to Item 11(b) of Form N-CSR.  Please utilize the exact language provided in Form N-CSR Item 11(b) which refers to “the period covered by this report.”  Please ensure that the certifications use the exact language required by the Form going forward.

Response:  The Registrant will include the exact language provided in Form N-CSR Item 11(b) for future filings.

Mr. Ken Ellington

April [  ], 2022

Comment 3:  The registrant’s Form N-CEN, as filed on February 25, 2022, appears to be missing the information in Part C.  Please ensure Part C (Additional Questions for Management Investment Companies) of Form N-CEN is completed in all future filings.  This information is required even if the Registrant has only one series.

Response:  The Registrant will provide all information required by Part C of Form N-CEN in all future filings.

If you have any questions or additional comments, please call me at (513) 352-6693 or Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Ryan S. Wheeler

Ryan S. Wheeler